Exhibit 99.1

SharpLink Gaming Announces Results of Extraordinary
General Meeting of Shareholders

Proposal to Consummate Merger with SportsHub Games Network Approved

MINNEAPOLIS – (ACCESSWIRE) – December 15, 2022 – SharpLink Gaming Ltd. (Nasdaq: SBET) (“SharpLink” or the “Company”), a pioneer of targeted, data-driven fan activation and conversion solutions for the U.S. sports betting and iGaming industries, today announced that the Extraordinary General Meeting of Shareholders, held on December 14, 2022 in Minneapolis, Minnesota, approved the consummation of SharpLink’s acquisition of SportsHub Games Network, Inc. (“SportsHub”), contemplated by the Agreement and Plan of Merger dated September 7, 2022, as amended by the First Amendment to the Agreement and Plan of Merger, dated November 2, 2022.

The complete text of the resolution and related background are set forth in the proxy statement distributed to the Company’s shareholders and furnished to the Securities and Exchange Commission as an exhibit to Form 6-K, dated November 8, 2022.

Commenting on the approval from shareholders, Rob Phythian, SharpLink’s Chief Executive Officer, stated, “We are very pleased to have received such a strong showing of support from our shareholders in this vote to proceed with completing the merger. Representing what we believe will be a significant inflexion in our business, SportsHub brings our Company a well-established audience of more than two million sports fans who spend almost $40 million annually on its portfolio of digital gaming experiences and contests. Through integration of SharpLink’s C4 sports betting conversion technology with the SportsHub platform, we intend to proactively engage and convert these fans into sports bettors in states where online sports betting and iGaming have been legalized, thereby driving deeper market penetration and fueling revenue growth for our Company. We are very excited about the opportunities ahead of SharpLink and the long-term value creation we expect to deliver to our shareholders.”

About SportsHub Games Network, Inc.

Founded in 2015 by a team of veteran fantasy sports industry pioneers, SportsHub owns and operates a variety of real-money fantasy sports and sports simulation games and mobile apps on its platform; and is licensed or authorized to operate in every state in the United States where fantasy sports play is legal and in which SportsHub has elected to operate based on the financial viability of operating there. The platform currently reaches more than two million fantasy sports fans who spend almost $40 million annually on its portfolio of digital gaming experiences and contests.  The SportsHub platform currently includes the following line-up of fantasy sports-related assets: National Fantasy Championships, Bestball10s, Fanball, Fantasy National Golf Club, WhatIfSports and LeagueSafe.

About SharpLink Gaming Ltd.

Founded in 2019 and based in Minneapolis, Minnesota, SharpLink is a leading online technology company that connects sports fans, leagues and sports websites to relevant and timely sports betting and iGaming content. SharpLink uses proprietary, intelligent, online conversion technology to convert sports fans into sports bettors for licensed, online sportsbook operators. SharpLink's intelligent C4 Sports Betting Conversion technology delivers and determines the best sportsbook betting offers and experience for each identified user. Using sophisticated, behavioral modeling and tracking technologies, and by analyzing user's past and present behaviors, SharpLink serves sports fans with personalized betting offers specifically tied to each fan's favorite sports, teams and players. Additionally, SharpLink specializes in helping sports media companies develop strategies, products and innovative solutions to drive deep customer engagement with highly interactive sports games and mobile applications. SharpLink is run by industry veterans with several successful exits in the sports gaming and iGaming sectors. For more information, please visit the SharpLink website at www.sharplink.com.

Forward-Looking Statements

This release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the expected growth in the online betting and iGaming industries, the Company’s ability to grow its business, the potential benefits of the Company’s products, services and technologies and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company's ability to achieve profitable operations, government regulation of online betting, customer acceptance of new products and services, the effects of the spread of Coronavirus (COVID-19) and future measures taken by authorities in the countries in which the Company operate on its operations, the demand for its products and its customers' economic condition, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of the Company and its competitors, general economic conditions and other risk factors detailed in the Company's annual report and other filings with the United States Securities and Exchange Commission. The Company does not undertake any responsibility to update the forward-looking statements in this release.

CONTACT INFORMATION:

SHARPLINK MEDIA AND INVESTOR RELATIONS:
SharpLink Gaming Ltd.
Dodi Handy, Director of Communications
Phone: 407-960-4636
Email: ir@sharplink.com

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